January 25, 2010
VIA EDGAR AND FEDERAL EXPRESS
Mr. Max A. Webb
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Film Department Holdings, Inc.
Registration Statement on Form S-1
Filed December 7, 2009
File No. 333-163514

Dear Mr. Webb:
     On behalf of The Film Department Holdings LLC, a Delaware limited liability company (the “Company”), there is hereby transmitted for filing, pursuant to the Electronic Data Gathering, Analysis and Retrieval system, Amendment No. 1 to the Form S-1 of the Company filed on December 7, 2009 (“Amendment No. 1”).
     Amendment No. 1 has been prepared in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) to the Form S-1 of the Company filed on December 7, 2009. The staff’s comments are set forth in a letter dated December 30, 2009, from Max A. Webb, Assistant Director, addressed to Mark Gill, Chief Executive Officer of the Company. Responses to such comments are set forth below and are keyed to the above-referenced comment letter. Enclosed herewith is a marked copy of Amendment No. 1 showing the Company’s changes to the registration statement based on your comments.
Registration Statement on Form S-1
General
1.	Please revise the motion picture illustrations to delete pictures which have not been completed or for which distribution rights have not been sold. Also please provide us

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with hard copies of all artwork prior to printing the red herring. We may have additional comments upon review.

The Company acknowledges the Staff’s comment with respect to the motion picture illustrations and confirms that the four movie posters presented on the inside cover of the prospectus are for movies which have been completed (Law Abiding Citizen and The Rebound) or for which distribution rights have been sold (Earthbound and The Peak 3-D). The Company also acknowledges the Staff’s request to provide the Staff with hard copies of all artwork prior to printing the red herring, and will comply with this request.

2.	Please revise to remove words like “dramatically” which are insubstantiable and inappropriate in a prospectus for an offering of securities.

The Company acknowledges the Staff’s comment with respect to the use of words like “dramatically,” and has removed such language from the filing.

3.	Revise to define industry jargon when it is first used or else subsequent disclosure may not be readily understood by an investor. An example is your repeated use of the term “greenlighting” on page 2 before defining the term on page 48. Investors should not have to read the entire filing to understand the summary.

The Company acknowledges the Staff’s comment with respect to the undefined use of industry jargon and has revised its disclosure to define industry jargon, such as “greenlighting,” when it is first used.
Table of Contents
4.	Since you are not eligible to use a free writing prospectus, please revise the paragraph at the top of the page to delete the reference.

The Company acknowledges the Staff’s comment with respect to the reference to free writing prospectuses and has deleted this reference.
Prospectus Summary, page 1
5.	Please revise to disclose somewhere in your first three paragraphs your revenues, net loss, cash and cash equivalents, and total current liabilities for the most recent period. This financial snapshot will help investors have a context to understand the other statements in your summary.

The Company acknowledges the Staff’s comment with respect to the “financial snapshot” which should be included in the first three paragraphs of the prospectus summary. The Company has added a fourth paragraph in the first section of the prospectus summary to include revenues, net loss, cash and cash equivalents and restricted cash and total current liabilities for the most recent period. While this added information is not technically

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included within the first three paragraphs of the prospectus summary, we believe that this revision appropriately responds to the “spirit” of the Staff’s comment and addresses its underlying concern that investors be provided a context to understand the other statements in our summary.

6.	Please revise the second sentence of the first paragraph to clarify, if true, that you do not “greenlight” a film until you have licensed the international rights for a targeted 80% of the film’s budget. If not, please revise to state what you do mean. If the “targeted 80%” is an aspiration, please so state.

The Company acknowledges the Staff’s comment with respect to the international licensing targets considered during the greenlighting process, and has revised its disclosure to reflect the fact that the licensing of international rights for 80% of a film’s budget prior to greenlighting is an aspiration rather than a requirement.

7.	Please supply us with support for the phrase “widely recognized management team” or delete.

The Company acknowledges the Staff’s comment with respect to the phrase “widely recognized management team” and has deleted its use throughout the registration statement.

8.	Please delete the second paragraph after the first sentence. Each motion picture is an enormous collaborative effort by many people in many roles. Attributing the success of a particular film on one person seems inappropriate. Similarly, remove the next-to-last sentence in the next paragraph, and make similar changes elsewhere in the prospectus.

The Company acknowledges the Staff’s comment with respect to the attribution of success of particular films to the past efforts of Company executives. The Company has revised the prospectus summary to delete (i) the second paragraph after the first sentence, and (ii) the next-to-last sentence in the third paragraph.

9.	Please tell us why revenues are “about to accelerate” due to new forms of distribution as opposed to revenues being about to decline for the same reason.

The Company acknowledges the Staff’s comment with respect to the Company’s assertion that motion picture industry revenues are “about to accelerate” due to new forms of distribution. The home video industry is currently undergoing significant transformation as consumers migrate from VHS and DVD replay technologies to high-definition discs and Internet downloads. Historically, transitions to new home video media have been accompanied by increased industry revenues, as was the case with the transition from analog (VHS) to digital (DVD) media in the late 1990s and early 2000s. The Company’s assertion regarding acceleration of industry revenues is corroborated by a Business Wire article from Jan. 24, 2007 discussing the predictions of an Adams Media

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Research report entitled “Film Entertainment Worldwide: The Impact of New Technologies.” The Business Wire article is attached to this letter at Exhibit A.

10.	Similarly, tell us why the pattern you describe of fewer films coupled with increasing revenue does not indicate a shift in emphasis to the big budget films produced by big studios and which might also explain the decline of other independent film studios rather than a reason for investing in your company. If necessary, please revise.

The Company acknowledges the Staff’s comment with respect to increased film industry revenue being generated by fewer films. Overall box office revenue has increased despite the global economic downturn, which many experts attribute to the relative value of movie ticket prices compared with other forms of entertainment. Industry studies have also revealed that audiences are attending a broader range of movies, a phenomenon which favors independent studios which producer lower- and moderate-budget films. The Company’s position on this issue is corroborated by a Los Angeles Times article from December 14, 2009 discussing the excellent results experienced by the film industry during the global downturn as well as the recent trend among movie audiences to attend a broader range of movies. The Los Angeles Times article is attached to this letter at Exhibit B.
Market Opportunity, page 1
11.	We note the reference to a Pricewaterhouse Cooper report. Please confirm, if true, that all references in the prospectus to outside reports refer to reports which are widely available free or at a low cost and that none were prepared specifically for you.

The Company acknowledges the Staff’s comment with respect to the PricewaterhouseCoopers report referenced in the prospectus summary and confirms that this report is both free and widely available, as are all other reports referenced in the registration statement. The Company also confirms that none of the reports referred to in the registration statement were specifically prepared for the Company.
Strategy, page 2
12.	Please provide support for the statement that there are “only six” independent studios in America or revise to clarify that it is a belief.

The Company acknowledges the Staff’s comment with respect to the Company’s assertion that there are “only six” independent studios in America and has made appropriate revisions throughout the registration statement to reflect that this assertion is a management belief.

13.	Revise the third paragraph to name the pay network with which you have an agreement, describe the material terms, and file the agreement as an exhibit.

Mr. Max A. Webb	Page 5
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The Company acknowledges the Staff’s comment with respect to a distribution agreement with a pay television network, and has revised the “Strategy” section of our prospectus summary to name Showtime as the pay network through which Company films will be distributed pursuant to its agreement with The Weinstein Company. The Company will file this agreement as an exhibit to its next amendment of the registration statement.

14.	We note your implication that the lower overhead, production and marketing budgets of independent studios will provide you with an advantage over larger studios. Please balance your discussion of this potential advantage here and elsewhere in the filing, such as on page 8, with the potential disadvantage of competing with larger studios with greater resources.

The Company acknowledges the Staff’s comment with respect to our implication that our independent status will provide us with a cost advantage over larger studios. In each instance in which we imply this advantage, we have added additional language explaining that we are at a disadvantage to larger studios with respect to their financial resources, in-house distribution channels, and risk mitigation through diversified and extensive film slates.

15.	Please disclose the names of the entertainment industry bankers who consider Mr. Glasser one of three exceptional independent film agents in the world and file their consents to be named as experts. Otherwise, delete this reference.

The Company acknowledges the Staff’s comment with respect to entertainment industry bankers’ evaluation of David Glasser and has revised such references to reflect that this is management’s belief.

16.	Please file the agreement with Alliance Films with the next amendment.

The Company acknowledges the Staff’s request with respect to the Alliance Films agreement and will file this agreement as an exhibit to its next amendment to the registration statement.
Risk Mitigation, page 2
17.	Please explain if and how your risk mitigation strategy differs from the other independent studios with whom you will be competing.

The Company acknowledges the Staff’s comment with respect to our risk mitigation strategy. Company management does not believe that our risk mitigation strategy is materially different than that of competing independent studios.

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U.S. Securities and Exchange Commission
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Use of Proceeds, page 4
18.	Please revise to disclose the percentage of net proceeds the company will be obliged to use for repayment of second lien notes.

The Company acknowledges the Staff’s comment with respect to the percentage of proceeds from this offering that will be used to pay the Second Lien Notes and has revised its disclosure to include this percentage.
Risk Factors, page 7
19.	Revise the disclosure in the first paragraph here and in paragraphs one and three on page 18 to remove the vague references to unnamed other risks. If you are aware of risks, please describe them here.

The Company acknowledges the Staff’s comment with respect to the references to unnamed other risks and has revised its disclosure to remove such references.

20.	Please create a separate risk factor to discuss the fact that none of your executive officers has any significant experience managing a public company.

The Company acknowledges the Staff’s request with respect to the creation of a risk factor to discuss the fact that none of our executive officers has any significant experience managing a public company and has revised our disclosure to add the suggested risk factor.

21.	Please create a separate risk factor discussing the fact that your U.S. experience is limited to the release of one film.

The Company acknowledges the Staff’s request with respect to the creation of a risk factor to discuss the fact that our U.S. experience at this company is limited to the release of one film and has revised our disclosure to add the suggested risk factor.
The Company has experienced significant liquidity constraints, page 7
22.	Please revise to make each paragraph a separately captioned risk factor. The middle one might mention the other independent studios which have failed or significantly cut back during this period for the factors cited, and the risk might be that until the overall economy recovers these seriously adverse factors might plague the Company.

The Company acknowledges the Staff’s request with respect to the disaggregation of the risk factor captioned “The Company has experienced significant liquidity constraints . . .” The Company has revised its disclosure to disaggregate this risk factor into two separate risk factors. The second of these factors, captioned “The recent global recession . . .”, mentions the other independent studios which have closed or significantly cut back due to

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the global recession, and that a recovery by independent film studios may be contingent on a recovery of the economy at large. The Company has eliminated the third paragraph of the original risk factor. This information is disclosed elsewhere and the Company does not believe that this paragraph, in isolation, describes a risk factor.
Our business is dependent upon the success of a limited number of releases each year, page 8
23.	Please revise the third sentence to remove the phrase “to sustain a track record of successful releases” since the disclosure elsewhere suggests that you have no such record at present.

The Company acknowledges the Staff’s comment with respect to the phrase “to sustain a track record of successful releases” and has revised its disclosure to substitute the word “develop” for “sustain,” thereby removing the implication that the Company has a long-standing or established track record for successful releases.
We require additional financing, page 10
24.	Please revise to explain why you are not going to enter into the two financing arrangements concurrently with the closing of this offering since each seems material to even the short-term viability of your company and thus material to an investment decision. Quantify the approximate amount of each facility so that investors can understand the risk.

The Company acknowledges the Staff’s comment with respect to “Prints and Advertising” financing and has revised its disclosure to add a second paragraph to the risk factor captioned “We require additional financing . . .” which discusses our intention to enter into the High-Coupon and “Ultimates” facility concurrently or shortly after the closing of this offering. We have also revised this risk factor to quantify the anticipated amount of each facility.
Because there is no existing market for our common stock, page 15
25.	Please expand this discussion to include the possibility that your listing application may not be accepted.

The Company acknowledges the Staff’s comment with respect to the possibility that our listing application may not be accepted and has revised the risk factor captioned “Because there is no existing market . . .” to reflect this possibility.
We will incur increased costs, page 16
26.	Please revise to include an estimate of ongoing costs you will incur as a public company.

Mr. Max A. Webb	Page 8
U.S. Securities and Exchange Commission
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The Company acknowledges the Staff’s comment with respect to ongoing costs related to being a public company, and we have revised the risk factor captioned “We will incur increased costs . . .” to include our estimate of additional annual costs related to being a public company.
Special Note Regarding Forward-Looking Statements, page 18
27.	Either remove the reference to Section 27A or revise to clarify that the safe harbor it creates for forward-looking statements does not apply to initial public offerings like yours.

The Company acknowledges the Staff’s comment with respect to the reference to Section 27A of the Securities Act of 1933 and has revised the disclosure to delete this reference.
Use of Proceeds, page 19
28.	Please revise to use the midpoint of the range for this disclosure. Using the low point may raise questions about whether the range is bona fide.

The Company acknowledges the Staff’s comment with respect to use of the low end of the anticipated share price range and has made revisions throughout the disclosure to key anticipated equity holdings following the Corporate Conversion to $13.00, the mid-point of the anticipated share price range.

29.	Please revise the third paragraph of this section to eliminate your discussion of your expectancy regarding the films. It appears that approximately $36 million will be used to pay down debt. Please disclose here the interest rate on that debt. We urge you to provide a breakdown of where you expect to use the remaining amount since that is one of the things most material to an investment decision. If there is a plan to try to produce a certain number of films with some of the amount or if there are other significant uses, please disclose. If you have been unable to create a more detailed breakdown, please disclose that.

The Company acknowledges the Staff’s comment with respect to the third paragraph of the “Use of Proceeds Section” and has revised its disclosure to (i) eliminate the discussion of expectancies regarding its films (replacing this discussion with quantified receivables and ultimates information), (ii) disclose the interest rate on debt to be paid from the proceeds of the offering, and (iii) provide a detailed breakdown of the use of proceeds from the Offering.

30.	We suggest eliminating the second paragraph. If you want to keep it, please also include in this section the information contained in the fourth paragraph of the audit opinion so that investors can have a better sense of the reasons for the offering.

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U.S. Securities and Exchange Commission
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The Company acknowledges the Staff’s suggestion with respect to the elimination of the second paragraph in the “Use of Proceeds” section and has eliminated this paragraph accordingly.

31.	The last paragraph raises questions about whether this is a bona fide offering price. Either eliminate it, revise to use the midpoint of the range, or tell us why you believe what you have is acceptable.

The Company acknowledges the Staff’s comment with respect to the last paragraph in the “Use of Proceeds” section and has revised the disclosure to eliminate this paragraph.
Eton Park Refinancing, page 23
32.	Please revise the last sentence of the first paragraph to disclose the interest rate on the bridge loan. If the loan is to be paid in cash, please add that as a separate item in Use of Proceeds.

The Company acknowledges the Staff’s comment with respect to the interest rate for the bridge loan. The Company has revised its disclosure to clarify that H&W Movie Partners, LLC’s investment in the Company is an equity investment, not a loan, and therefore does not carry interest.
Management’s Discussion and Analysis
Factors and Trends that Affect Our Results of Operations, page 26
33.	We note your discussion of revenue generation. In order to present a balanced disclosure, please add a discussion of film costs. Include disclosure of the possibility that future revenues for a film may not be sufficient to recover your investment in that film, which may result in a write-down of the related motion picture asset.

The Company acknowledges the Staff’s comment with respect to balancing our discussion of revenue generation with a discussion of film costs and has revised its disclosure to describe the manner in which film costs are matched to film revenues, as well as the possibility that the revenues for a film may not be sufficient to recover our investment in that film.

34.	In the last paragraph on page 29, you indicate that forming an in-house distribution capability would result in additional overhead costs of approximately $6 million annually. As this appears to be a factor that would affect your results of operations, please add a disclosure in this section of your filing, and include a discussion of the potential consequences to your business if, for whatever reason, you are not able to produce and/or acquire the six to ten films per year that you plan to distribute annually.

The Company acknowledges the Staff’s comment with respect to the potential effects of the launch of a distribution arm on its results of operations and has added a paragraph in

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the section entitled “Factors and Trends that Affect our Results of Operations” to discuss the potential consequences to our business if we are unable to produce and/or acquire the six to ten films that we plan to distribute annually.
Stock Based and Other Executive Compensation, page 27
35.	With respect to your intention to make equity incentive awards to your directors, officers, and employees upon consummation of the offering, please expand your disclosure to provide your specific plans in this regard. Also, please quantify the expected effect on your results of operations in future periods.

The Company acknowledges the Staff’s comment with respect to our plans with respect to equity incentive awards and the expected effect of such awards on the results of operations in future periods and has revised its disclosure in the section captioned “Stock Based and Other Executive Compensation” accordingly. The employees of the Company currently hold 15% of the Company, which will be converted to common stock on a common-diluted basis upon the consummation of the offering.

The Company will also establish a stock option plan for its current and future employees; however at this point only the allocation matrix among the various current and future employees has been determined and not the number of shares that will be available for the equity incentive plan. This will be determined by the compensation committee at a later point in accordance with the equity incentive plan.
Film-Specific Financial Metrics, page 28
36.	We note your discussion of the financial metrics for films that you develop, produce and sell to the marketplace. However, since you state on page 45 that you intend to acquire two to six pictures per year to augment your own production slate, please add a discussion of the financial metrics associated with acquired films.

The Company acknowledges the Staff’s comment with respect to a discussion of financial metrics associated with acquired films and has revised its disclosure to include such a discussion.
Liquidity and Capital Resources, page 32
37.	We note the disclosure here and throughout your filing that you recently repaid the debt under your senior credit facility. Please expand each such disclosure to state the source of funding for this repayment.

The Company acknowledges the Staff’s comment with respect to the repayment of our senior credit facility and has revised its disclosure to explain that such repayment was made from revenues generated by Law Abiding Citizen and The Rebound.

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U.S. Securities and Exchange Commission
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38.	We note there was $4 million of borrowing capacity under your senior credit facility at September 30, 2009. However, it is unclear whether or not any borrowing capacity remained after the debt under the senior credit facility was subsequently repaid in full. Please clarify.

The Company acknowledges the Staff’s comment with respect to borrowing capacity remaining following the repayment of our senior credit facility and has revised its disclosure to clarify that this credit facility was terminated upon its repayment.

39.	In each instance where you disclose that your senior credit facility had an initial borrowing availability of up to $140 million, please indicate (parenthetically or otherwise) the current amount of borrowing capacity under this credit facility.

The Company acknowledges the Staff’s comment with respect to the current amount of borrowing capacity under the senior credit facility and has revised its disclosure to clarify that this credit facility was terminated upon its repayment.
Default and Forbearance Agreements, page 33
40.	In the opening paragraph of this section, you explain that during 2009 you entered a period of limited liquidity and capital resources, which you state was mainly attributed to three factors. However, you then list four factors all of which could have impacted your liquidity during this time. Please revise to clarify.

The Company acknowledges the Staff’s comment with respect to attribution of the Company’s limited liquidity and capital resources to certain factors and has revised its disclosure to reflect that there are four, not three, such factors.
Future Debt Financing, page 35
41.	In recent periods, you have been in default on various debt covenants and your auditors have expressed substantial doubt regarding your ability to continue as a going concern. In addition, we note that the forbearance agreement negotiated subsequent to the default event stipulates that your current borrowing base facility cannot be used with respect to any future films. Therefore, in order to present a balanced disclosure, please revise this section to discuss the consequences if, for whatever reason, the anticipated sources of future capital are not available to you.

The Company acknowledges the Staff’s comment with respect to the consequences if anticipated sources of future capital are not available us and has revised its disclosure to include a discussion of such consequences.

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U.S. Securities and Exchange Commission
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High-Coupon P&A Debt, page 35
42.	We note that this reserve “is expected to be funded. . . at closing.” Please name the lender and the terms and file the commitment letter and form of agreement with the next amendment.

The Company acknowledges the Staff’s comment with respect to securing High-Coupon P&A Debt Financing at the closing of this offering and has revised its disclosure to remove the statement that such financing is expected to be funded at closing. Because the source and terms of such funding have yet to be determined, the Company is unable to name the lender and terms of such financing, nor file a commitment letter or form of agreement with this amendment.
Contractual Obligations and Commitments, page 36
43.	Although your disclosure states the information in the table is presented as of December 31, 2008, it appears some of the information is consistent with that shown on your September 30, 2009 balance sheet on page F-22. Please revise or advise.

The Company acknowledges the Staff’s comment with respect to the table captioned “Contractual Obligations and Commercial Commitments” and has revised the Form S-1 to clarify that this table includes information through September 30, 2009.

44.	Because the table of contractual obligations is aimed at increasing transparency of cash flow, we believe that registrants should include scheduled interest payments in the table. To the extent that the interest rates are variable and unknown, you may use judgment to determine whether or not to include estimates of future interest payments. You may also determine the appropriate methodology to estimate interest payments. The methodology should be clearly explained in a footnote to the table. Please consider whether or not it is practicable to include scheduled interest payments in the table.

The Company acknowledges the Staff’s comment with respect to the inclusion of interest payments in the table of contractual obligations and has revised the Commitments and Contingencies table to include interest expense anticipated to be incurred in the relevant line items.
Talent and Packaging, page 47
45.	Revise the first sentence. The Company’s principals have not proven their ability repeatedly at this company with its finances and lack of track record.

The Company acknowledges the Staff’s comment with respect to the track record of its principals and has revised it disclosure to clarify that their track record at the Company is limited to two completed films.

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U.S. Securities and Exchange Commission
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Background of Directors and Executive Officers, page 53
46.	Please revise the biographies of your directors and executive officers to use month/year format for each position named.

The Company acknowledges the Staff’s comment with respect to use of the month/year format for positions described in the biographies of our directors and executive officers. The Company has revised its disclosure to include the years that its directors and executive officers held the referenced positions. The Company was unable to obtain the corresponding month dating information.
Other Matters, page 66
47.	We note the statement containing the legal conclusion that your outstanding shares of common stock will be fully paid and non-assessable at the conclusion of this offering. Please remove this language or name the counsel on whom you are relying and file his consent.

The Company acknowledges the Staff’s comment with respect to the conclusion that our outstanding shares of common stock will be fully paid and non-assessable at the conclusion of this offering and has revised its disclosure to remove this conclusion.
Independent Auditors’ Report, page F-2
48.	Please explain to us why the report of your auditor is dual-dated as of November 24, 2009. Based on the disclosures in Note 12, it is unclear what event took place on such date that would require dual dating of the auditors’ report. Please clarify, as appropriate.

The Company acknowledges the Staff’s comment with respect to dual-dating of our auditor’s report. The auditor’s report was dated November 24, 2009 due to the additional disclosures discussing management’s plans for the Company to continue as a going concern included in Note 12, whereby the signing of the Buyout agreement between the Company, Eton Park and H&W Movie Partners, LLC was effective November 23, 2009 as well as the recapitalization agreement reached with H&W Movie Partners, LLC.
Consolidated Statements of Cash Flows, page F-6
49.	We note you have classified restricted cash and cash equivalents as an investing activity within your statement of cash flows. Based upon your disclosure on page F-9, it appears this balance relates to required accounts established under your senior credit facility and is deposited in demand accounts, savings accounts and short-term certificates of deposit. Generally, restricted cash amounts are presented within the cash flow section most suitable if the amounts were not restricted. Therefore, it appears that your restricted cash balances may be more appropriately classified as

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operating activities, while still presented separately from non-restricted cash and cash equivalents. Please explain how you concluded that these restricted cash amounts were investing activities or revise accordingly.

The Company acknowledges the Staff’s comment with respect to our classification of restricted cash and cash equivalents as an investing activity within our statement of cash flows. The Company has revised the cashflow statement classification of restricted cash and cash equivalents from investing activities to operating activities in both the December 31, 2008 and September 30, 2009 financial statements.
Note 1 — Description of Business
Company Overview, page F-8
50.	In the third paragraph, you indicate that you intend to produce four to six films per year. However, on page 26, you state that your business strategy is to produce four pictures each year. Please revise to ensure consistent disclosure.

The Company acknowledges the Staff’s comment with respect to the number of films we intend to produce each year, and has revised the Form S-1 to achieve consistency on this point throughout the disclosure.
Note 2. Summary of Significant Accounting Policies
Restricted Cash and Cash Equivalents, page F-9
51.	We note your disclosure that the Interest Reserve Account was unfunded as of December 31, 2008 and 2007, which appears to be in default of the requirements of the senior credit facility. Please expand your disclosure to clearly state whether or not this was a default in the credit terms and the Consequences of such default.

The Company acknowledges the Staff’s comment with respect to the default related to the Interest Reserve Account, and has revised the Form S-1 to address the nature and consequences of this default.
Note 3. Short-Term Investment, page F-11
52.	Pursuant to FASB ASC 320-10, unrealized gains and losses on available for sale securities should be reported in earnings. It appears you had unrealized losses of $259,869 in 2007, which were reflected in comprehensive income but not in net income. Please advise or revise accordingly. In this regard, if you determine that a revision is necessary, please consider FASB ASC 250-10-50 when making the change.

The Company acknowledges the Staff’s comment with respect to our accounting of unrealized gains and losses on available for sale securities. Per ASC 320-10-35-1(b) Investments in debt securities that are classified as available for sale and equity securities that have readily determinable fair values that are classified as available for sale shall be

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measured subsequently at fair value in the statement of financial position. Unrealized holding gains and losses for available-for-sale securities (including those classified as current assets) shall be excluded from earnings and reported in other comprehensive income until realized except as indicated in the following sentence. All or a portion of the unrealized holding gain and loss of an available-for-sale security that is designated as being hedged in a fair value hedge shall be recognized in earnings during the period of the hedge. The Company therefore believes the unrealized loss recognized for the available for sale securities was correctly accounted for and disclosed in the December 31, 2007 financial statements.

53.	We note you held auction-rate securities of $5.4 million at December 31, 2007, which experienced several failed auctions during 2007 and were subsequently sold at a value significantly below the carrying value of the securities. Please explain how you concluded that these securities had not suffered other-than temporary impairment at December 31, 2007. Please provide any analysis you used to determine that the carrying value of these securities reflected the fair value at that date.

The Company acknowledges the Staff’s comment with respect to our accounting of auction rate securities. The Company held the following three auction rate securities in its Lehman Brothers brokerage account as of December 31, 2007 and valued these securities based on the estimated value shown on the brokerage statement of Lehman Brothers as of 12/31/2007:
•	Insurance NT Cap: — Purchase Price $1,800,000 — Lehman value as of 12/31/2007 $1,760,892 — estimated temporary loss — $39,108 for 2007

•	Potomac Tr Cap: — Purchase Price $1,800,000 — Lehman value as of 12/31/2007 $1,765,773 — estimated temporary loss — $34,277 for 2007

•	Athilon Cap : — Purchase Price $1,800,000 — Lehman value as of 12/31/2007 $1,613,467 — estimated temporary loss — $186,533 for 2007
Therefore the total estimated unrealized loss for 2007 was $259,918.

The securities were subsequently redeemed by Lehman Brothers on January 29, 2008 for the following redemption prices:
•	Insurance NT Cap: — Purchase Price $1,800,000 — Lehman value redemption price on 01/29/2008 $1,600,273 — realized loss $199,727 (of which TFD recognized as unrealized estimated temporary loss — $39,108 for 2007 as outlined above)

•	Potomac Tr Cap: — Purchase Price $1,800,000 — Lehman value redemption price on 01/29/2008 $1,674,139 — realized loss $125,861 (of which TFD recognized as unrealized estimated temporary loss — $34,277 for 2007 as outlined above)

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U.S. Securities and Exchange Commission
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•	Athilon Cap : — Purchase Price $1,800,000 — Lehman value redemption price on 01/29/2008 $1,673,877 — realized loss $126,123 (of which TFD recognized as unrealized estimated temporary loss — $186,533 for 2007 as outlined above)
As of December 31, 2007 the Company considered the following criteria in determining whether the ARS impairment was temporary or other-than-temporary in nature:

a) The financial condition and projected cashflows of the Company as well as access to capital resources in determining the ability and intent to hold these securities until the anticipated market value of the securities recovered. The Company was able to conclude that it would not need to sell the ARS securities before the anticipated recovery in market value as of December 31, 2007.

b) The length of the impairment, and the extent of the impairment relative to the cost of the investment. The time of the impairment was deemed to be of a relatively short duration and the percentage of the impairment to the cost of the securities was 4.8% which was deemed by the Company to be immaterial to the total impaired investment.
     Based on these assumptions that were considered reasonable and other information available at the time, the Company concluded that the impairment recognized was temporary in nature and that the impairment charge should be recorded through Other Comprehensive Income for the period ended December 31, 2007.
Total loss at redemption in 2008 was $451,711 of which TFD included $259,918 as an unrealized loss in the 2007 financial statements.
Note 12 — Going Concern, page F-21
54.	The report of your auditor on page F-2 discusses certain matters that raise substantial doubt regarding your ability to continue as a going concern. In addition, such report indicates that management’s plans in this regard are described in Note 12. However, there does not appear to be any discussion of management’s plans in Note 12. Please revise, as appropriate.

The Company acknowledges the Staff’s comment with respect to a discussion of management’s plans in Note 12 and has revised its disclosure to include this discussion.
Note 9 — Warrants, page F-35
55.	We note your disclosure that, based on the default and the forbearance agreement entered into in September 2009, the fair value of the warrants at September 30, 2009 was estimated to be zero. Although it is unusual for warrants to be valued at zero,

Mr. Max A. Webb	Page 17
U.S. Securities and Exchange Commission
January 25, 2010

we also note your disclosure on page F-40 regarding the redemption of all of the outstanding Class D and Class E warrants for an aggregate purchase price of $1 respectively. This redemption would appear to support the valuation of zero for the Class D and Class E warrants, but it is unclear what evidence exists regarding the value of the Class C warrants. Please provide us with any such evidence and/or tell us how the Class C warrants will be affected by the Corporate Conversion described on page 22.

The Company acknowledges the Staff’s comment with respect to the Class C warrants. The Class C warrants were redeemed for an aggregate of $1 per the last sentence of the first paragraph in Note 12, “Effective immediately upon receipt by Eton Park of the applicable initial cash paydown described above upon consummation of an Equity Transaction, the Company’s obligations to Eton Park under the Second Lien Notes will be terminated, and all liens Securing those obligations will be extinguished. In conjunction with the Buyout Agreement, EP Holding (Film), Corp., Eton Park’s designated holder of the Class C warrants of the Company, entered into a Redemption Agreement on November 23, 2009, pursuant to which the Company redeemed all outstanding Class C warrants held by such Eton Park designee for an aggregate purchase price of $1.”
Other
56.	Please consider the updating requirements for your financial statements and related consents in accordance with Article 8-08 of Regulation S-X and Item 601(b)(23) of Regulation S-K, respectively, on an ongoing basis.

The Company acknowledges the Staff’s comment with respect to updating requirements related to our financial statements and related consents and intends to update these items on an ongoing basis as required by Article 8-08 of Regulation S-X and Item 601(b) (23) of Regulation S-K.
* * *
     The Company believes the foregoing is responsive to the staff’s comments and hopes that the Company has resolved these comments to the Staff’s satisfaction. Your prompt attention to this response will be appreciated.
     If you have any questions regarding Amendment No. 1 or the foregoing response or if any additional information is needed, please call Joseph Crabb of Squire, Sanders & Dempsey L.L.P. at (602) 528-4084, and fax number (602) 253-8129.

Mr. Max A. Webb	Page 18
U.S. Securities and Exchange Commission
January 25, 2010

Sincerely, /s/ Squire, Sanders & Dempsey L.L.P. Squire, Sanders & Dempsey L.L.P.

Enclosures

Exhibit A
Source: Business Wire
Date: January 24, 2007
Worldwide Major Studio Film Revenue to Reach $42 Billion By 2010, According Adams Media Research
DVD growth is slowing, but hi-definition discs and Internet distribution are set to drive new increases in worldwide film entertainment revenue over the next several years. Worldwide U.S. major studio feature film revenue will climb at a compound annual growth rate of 4.3%, from $35 billion to nearly $42 billion between 2006 and 2010, according to Adams Media Research’s Film Entertainment Worldwide: The Impact of New Technologies.
“The current hand-wringing about the future of the film business will prove as short-sighted as was writing off the prospects for future industry growth when cassette sales went flat in the mid-1990s,” said AMR president Tom Adams. “Already, in 2006, a worldwide box-office revival drove an estimated 3.3% gain in overall U.S. studio revenue. Furthermore, when consumers get new ways to consume movies, they consume more movies and in 2006 two very cool new delivery technologies were deployed: high-definition discs and Internet downloads.”
AMR’s conclusions in Film Entertainment Worldwide are based on an industry first: a quantification of total worldwide film revenue to U.S. major studios 1996-2010, accomplished with AMR’s research partners at Screen Digest in London.
“This exclusive database shows that international markets have grown tremendously in importance to studios in the DVD era,” Adams said. “But by 2010, a greater percentage of studio revenue will come from the U.S. — 52.4% compared with 49.9% in 2006 — as U.S. consumers lead the charge into hi-def and Internet movie consumption.”
About Film Entertainment Worldwide
AMR’s Film Entertainment Worldwide: The Impact of New Technologies includes historical, current and future revenue estimates (1996-2010) for all film entertainment revenue streams, including theatrical, packaged media sell-through and rental, cable/DBS/telco and Internet VOD, pay TV, and free TV. The report analyzes recent initiatives and their impact on sequential window revenue in each pipeline, and the factors driving studio film revenue, including hardware penetration, per-household consumption, subscription counts and pricing, with detailed data on the U.S. and the top 10 international movie markets.
Film Entertainment Worldwide is available for purchase via the company’s web site at www.adamsmediaresearch.com. Journalists working on related stories may contact Mike Gallardo (miguel@adamsmediaresearch.com) for quotes, additional data points, and charts and tables.

About Adams Media Research
AMR compiles and analyzes financial and U.S. market data on film entertainment and related media markets, and analyzes new digital media technologies and their likely impact on the industry. Its international research partner Screen Digest has tracked the development of the world’s media markets for more than 30 years.

Exhibit B
There’s no recession in the movies; Box-office revenue is up. Consumers see it as a cheap way to get out. Los Angeles Times December 14, 2009 Monday
Copyright 2009 Los Angeles Times
All Rights Reserved
Los Angeles Times
December 14, 2009 Monday
Home Edition
SECTION: MAIN NEWS; National Desk; Part A; Pg. 1
LENGTH: 1162 words
HEADLINE: There’s no recession in the movies;
Box-office revenue is up. Consumers see it as a cheap way to get out.
BYLINE: Ben Fritz
BODY:
Sisters Ornella and Yolanda Schinazi don’t eat out much anymore. They rarely go out drinking, and they have cut way back on shopping.
Like many Americans, the Glendale residents are feeling the pain of the economic downturn. Ornella, 28, recently took a $25,000 pay cut at her job, and Yolanda, 25, has been frustrated all year in her search for work.
But one thing the Schinazis haven’t cut back on is movies. In fact, they’re going to more of them than ever.
“We don’t really go out anymore. What we do is go to the movies,” Ornella said on a recent weekend as the pair waited in line at Pacific Theaters 18 at Glendale’s Americana mall. They were deciding whether to see “The Blind Side” or “Ninja Assassin.”
“When you go to a restaurant, you spend a lot more money. Plus, this lasts longer,” added Yolanda.
Such sentiments have been music to Hollywood’s ears all year. Despite a recession that has led to drops in nearly every category of consumer spending, box-office revenue is up 8.6% so far this year in the U.S. and Canada and is certain to ultimately top $10 billion, an all-time record. Unlike in many previous years, the increase isn’t being driven by rising ticket prices alone.

Attendance is up 4.5% over 2008, according to Hollywood.com Box Office.
As consumers spend less on other leisure activities like travel, eating out, sporting events and shopping, they’re turning to the movies as a relatively cheap way to get out of the house, even with the price of tickets exceeding $10 in most Los Angeles theaters.
The box-office boom has not only surprised many in Hollywood, but provided a much-needed source of revenue growth as DVD sales have plunged more than 13% so far this year.
And it has proved that despite a digital revolution in the ways audiences consume content, one of the oldest methods has not lost its appeal.
“When the economy is down, people start cutting back, but after a while they want to go out and be entertained,” said Ed Mintz, the president of market research firm CinemaScore. “Even at $10, or $15 for IMAX or 3-D, going to the movies is still a cheaper night out than almost anything else.”
Americans aren’t the only ones flocking to the movies. Box-office receipts are up in local currency in nearly every major foreign market, including the United Kingdom, Japan, Germany, Australia, Mexico and Brazil. Some of the biggest hits overseas didn’t make nearly as much of an impact in the U.S., most notably “Ice Age: Dawn of the Dinosaurs” and “2012.”
The only other year in the past 20 when ticket sales have grown more was in 2002, during the post-Sept. 11 recession.
But this year marks a much more dramatic turnaround. 2002 was the culmination of a long-term rise in movie attendance that hit an all-time high of 1.6 billion tickets sold that year. Since then, attendance has dropped consistently, save for a small rise in 2006, leading some to speculate that the rising quality of home theater systems and new technologies like video on demand were making going out to theaters less appealing than watching at home.
“There was a feeling that the business was recession-proof, but this is more than that,” said Jeff Blake, vice chairman of Sony Pictures Entertainment.
“This is people rediscovering going to the movies.”
The rapid expansion of 3-D projection this year has undoubtedly helped the industry, offering a compelling experience in theaters that can’t yet be replicated in the home — along with ticket price surcharges that help the studios’ and exhibitors’ bottom lines.
But the big story at the box office is that audiences aren’t only rediscovering movies, they’re seeing a broader group of them.
This year’s haul is not being driven by a handful of mega-hits. 2008’s No. 1 movie, “The Dark Knight,” grossed $533.3 million domestically, compared with $402.1 million for this year’s top performer, “Transformers: Revenge of the Fallen.” 2009 has seen an unusually high number of big but not blockbuster hits that grossed between $150 million and $300 million, such as “Star Trek,” “The Twilight Saga: New Moon” and “Fast and Furious.”
That has led to plenty of talk in Hollywood that recent movies might simply be better quality. But the average grade given by audiences to films this year has been a B, according to CinemaScore, the same as in 2008.
There has also been little change in the demographics of moviegoers, 53% of whom are female and 64% of whom are younger than 35.
The only difference that pollsters have found among the public is how they value going to the movies since the economy collapsed.
Research firm OTX discovered in a survey early this year that consumers ranked moviegoing as the best value for their entertainment dollar.
In early 2008, a similar survey ranked moviegoing fifth, behind going out to dinner, watching a DVD at home, watching favorite TV shows, and surfing the Web.
The result, said Kevin Goetz, president of the worldwide motion picture group for OTX, is that people who used to go to the movies only occasionally, which the firm defines as fewer than six times per year, are going more often in the recession.
“All indications are that there has been an increase in the number of people we define as ‘regular moviegoers,’ ” said Goetz. “There are people going who didn’t necessarily go in the past.”
New social technologies are also affecting moviegoing, many studio executives believe. Though there’s no conclusive evidence about their effect on the bottom line, it’s clear that word of mouth is spreading faster than ever via texting, Twitter and Facebook.
That may be one of the reasons for the unusually large number of pictures this year that played for weeks, riding strong buzz to more than $100 million, including “The Hangover,” “The Proposal,” “The Blind Side” and “Paranormal Activity.”
The trend is also being aided by a factor that, on its face, would seem to be a negative for the box office: Due in part to a reduction in private equity financing for production, substantially fewer films have come out this year than in the past. According to Exhibitor Relations Inc., the number of movies released by the end of 2009 will be down 14% from 2008.
“It’s a really good trend for us, because you have the opportunity to play your films longer,” said Jeff Robinov, pictures group president for Warner Bros., which released “The Hangover” and “Blind Side.” “Two years ago it was much harder to break through the noise.”
Back at the Americana, there was no indication that the box-office boom is merely a blip on the radar. Mother and son Jackie and Sergio Garcia of Glendale, who were waiting to see “New Moon,” said they were already making movie plans for the next few weeks, when a number of highly anticipated titles such as “Avatar” and “Sherlock Holmes” will be released.
“We’re spending less on travel this year, so we’re not going out of town for the holidays,” said Sergio, 27. “What else are we going to do after Christmas dinner? We’ll pop into the movies.”
—
ben.fritz@latimes.com